Schedule I

Transactions in Securities of the Issuer During the Past Sixty Days

The Spruce House Partnership LLC

Transaction Date	Amount of Securities	Price ($)	Transaction Type
12/4/2025	18,925	$72.20	Open Market Sale
12/5/2025	95,000	$71.42	Open Market Sale